Exhibit 12

LEPERCQ CORPORATE INCOME FUND L.P.
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings	2014	2013	2012	2011	2010
Income before provision for income taxes, equity in earnings (losses) of non-consolidated entities and discontinued operations	$40,689	$9,321	$12,265	$14,629	$12,632
Interest expense	26,990	12,488	13,468	13,831	16,115
Amortization expense - debt cost	1,277	623	586	590	915
Cash received from joint ventures	15	—	—	—	—
Total	$68,971	$22,432	$26,319	$29,050	$29,662

Fixed charges:
Interest expense	26,990	$12,488	$13,468	$13,831	$16,115
Amortization expense - debt cost	1,277	623	586	590	915
Capitalized interest expense	60	46	49	748	—
Total	$28,327	$13,157	$14,103	$15,169	$17,030

Ratio	2.43	1.70	1.87	1.92	1.74